Exhibit 99.2

BROOKFIELD INFRASTRUCTURE L.P.

SECOND AMENDMENT TO SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Second Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made as of the 5th day of February 2010, by the undersigned.  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 17.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, as provided for in Section 17.1.13, including a change that, as determined by the General Partner in its sole discretion, does not adversely affect the Limited Partners as a whole (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the board of directors of the General Partner, on behalf of the Partnership, resolved on February 5, 2010 to permit the Partnership’s financial statements to be prepared in accordance with  International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) for periods ending on or after March 31, 2010 (or such later date as the Managers may determine in light of the date of adoption of IFRS-IASB by other Brookfield entities or Brookfield Infrastructure Partners L.P.)

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                                                                       Amendments to Definitions

(a)                                  The definition of “U.S. GAAP” in Section 1.1.111 is hereby amended by deleting it in its entirety.

(b)                                 Section 1.1 is hereby amended by adding the following definition:

“IFRS-IASB” means International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied;

2.                                                                                       Amendment to Sections

(a)                                  Sections 11.1, 11.4.1 and 11.4.2 are hereby amended by replacing references to “U.S. GAAP” with “IFRS-IASB”.

3.                                                                                       This amendment shall be effective upon the date first written above.

4.                                                                                       Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first above written.

BROOKFIELD INFRASTRUCTURE L.P., by its general partner Brookfield Infrastructure GP L.P., by its general partner Brookfield Infrastructure General Partner Limited

By:	/s/ Gregory E. A. Morrison
Name: Gregory E. A. Morrison
Title: Vice President